Cover Sheet of Form 6-K

Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of

May

2004

Imperial Ginseng Products Ltd.

Suite 1601 – 650 West Georgia St. Vancouver, British Columbia, V6B 4N7

[Indicate by check mark whether the registrant files of will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F

X

Form 40-F  _____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

    Yes

X

No  _____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Imperial Ginseng Products Ltd.

(Registrant)

Date       May 26, 2004

By

“James S. Chang”

           James S. Chang, President and Director

QUARTERLY AND YEAR END REPORT

BC FORM 51-901f

(previously Form 61)

Incorporated as part of :	X	Schedule A

Schedule B & C

ISSUER DETAILS:

NAME OF ISSUER	Imperial Ginseng Products Ltd.

ISSUER ADDRESS	Suite 1601 - 650 West Georgia Street
P.O. Box 11549
Vancouver, BC
V6B 4N7

CONTACT PERSON	Hilary Madore

CONTACT POSITION	Vice President Finance

CONTACT TELEPHONE #	(604) 689-8863

CONTACT EMAIL ADDRESS	hilarym@imperialginseng.com

WEB SITE ADDRESS	N/A

FOR QUARTER ENDED	March 31, 2004

DATE OF REPORT	May 19, 2004

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS.  A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.  PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

HUGH CARTWRIGHT	“Hugh Cartwright”	2004/05/19
NAME OF DIRECTOR	SIGNED	DATE SIGNED (YY/MM/DD)

JAMES CHANG	“James Chang”	2004/05/19
NAME OF DIRECTOR	SIGNED	DATE SIGNED (YY/MM/DD)

Consolidated Financial Statements of

IMPERIAL GINSENG PRODUCTS LTD.

Nine months ended March 31, 2004

(Unaudited - Prepared by Management)

IMPERIAL GINSENG PRODUCTS LTD.

Consolidated Balance Sheet

(expressed in Canadian dollars)

(Unaudited - Prepared by Management)

	March 31, 2004	June 30, 2003 (Audited)
Assets
Current Assets:
Cash	$ 1,772,820	$ 52,730
Accounts receivable	19,842	37,869
Inventory	1,320,034	145,956
Ginseng crop costs (schedule)	2,400,000	2,700,000
Prepaid expenses	30,808	98,520
	5,543,504	3,035,075
Ginseng crop costs (schedule)	3,941,295	4,351,190
Capital assets	1,143,622	1,629,735
Investment	1	1
	$ 10,628,422	$ 9,016,001
Liabilities and Shareholders’ Equity
Current Liabilities:
Bank indebtedness	$ -	$ 385,000
Accounts payable and accrued liabilities	525,349	1,991,820
Current portion of obligations under capital leases	50,915	420,137
Current portion of term debt	127,000	515,950
	703,264	3,312,907
Obligations under capital leases	77,853	66,296
Term debt	-	317,340
Royalty amount payable	-	62,820
Shareholders’ Equity:
Share capital (note 3)	52,527,179	51,986,968
Conversion option	266,701	266,701
Deficit	(42,946,575)	(46,997,031)
	9,847,305	5,256,638
	$ 10,628,422	$ 9,016,001

On Behalf of the Board

“James Chang”

“Hugh Cartwright”

James Chang, Director

Hugh Cartwright, Director

IMPERIAL GINSENG PRODUCTS LTD.

Consolidated Statements of Income

(expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

	Three months ended March 31, 2004	Three months ended March 31, 2003	Nine months ended March 31, 2004	Nine months ended March 31, 2003
Revenue	$ 3,603,126	$ 1,323,101	$ 7,447,967	$ 5,708,721
Cost of sales	1,683,498	755,441	3,025,672	4,199,703
Gross profit	1,919,628	567,660	4,422,295	1,509,018
Interest and other income	3,153	1,338	4,083	17,212
	1,922,781	568,998	4,426,378	1,526,230
Expenses
Depreciation	770	-	2,681	630
Interest	13,601	236,242	129,083	417,268
Legal and audit	11,439	787	48,643	29,978
Marketing	116,994	40,241	249,674	178,325
Office supplies and services	13,926	9,026	33,477	22,171
Other	3,947	3,514	21,389	17,961
Rent	20,563	12,230	62,463	34,671
Salaries	124,461	133,680	359,579	359,847
Travel	10,673	6,726	25,783	21,031
	316,374	442,446	932,772	1,081,882
Net income before undernoted	1,606,407	126,552	3,493,606	444,348
Gain on disposal of capital assets	228,834	5,445	241,759	33,345
Gain on settlement of term debt and accounts payable	153,934	233,771	1,078,746	598,067
Net income before taxes	1,989,175	365,768	4,814,111	1,075,760
Income tax expense (recovery)	-	75	-	(11,817)
Net income	$ 1,989,175	$ 365,693	$ 4,844,111	$ 1,087,577
Net income (loss) per share – basic (note 2)	$ 0.22	$ (0.04)	$ 0.32	$ (0.11)
Weighted average number of shares used to calculate basic net income (loss) per share	12,524,517	11,625,484	12,524,517	11,625,484
Net income (loss) per share – diluted (note 2)	$ 0.11	$ (0.04)	$ 0.16	$ (0.11)
Weighted average number of shares used to calculate diluted net income (loss) per share	25,239,083	11,625,484	25,239,083	11,625,484

IMPERIAL GINSENG PRODUCTS LTD.

Consolidated Statements of Deficit

(expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

	Three months ended March 31, 2004	Three months ended March 31, 2003	Nine months ended March 31, 2004	Nine months ended March 31, 2003

Deficit, beginning of the period	$ (45,703,570)	$ (45,378,351)	$(46,997,031)	$(44,515,125)

Net income	1,989,175	365,693	4,814,111	1,087,577

Preferred share dividends	(450,780)	(678,424)	(1,803,195)	(2,043,884)

Royalty amount	1,218,600	(108,429)	1,039,540	(328,079)

Deficit, end of the period	$ (42,946,575)	$ (45,799,511)	$(42,946,575)	$(45,799,511)

IMPERIAL GINSENG PRODUCTS LTD.

Consolidated Statements of Cash Flows

(expressed in Canadian dollars)

(Unaudited - Prepared by Management)

	Three months ended March 31, 2004	Three months ended March 31, 2003	Nine months ended March 31, 2004	Nine months ended March 31, 2003
Cash flows from operations:
Net income	$ 1,989,175	$ 365,693	$ 4,814,111	$ 1,087,577
Adjustments to reconcile net income to cash provided by operating activities:
Cost of ginseng crops harvested	1,364,443	527,343	2,214,342	2,921,665
Depreciation and amortization	36,499	66,099	98,715	168,717
Gain on settlement of term debt and accounts payable	(176,629)	(62,626)	(1,101,441)	(426,923)
	3,213,488	896,509	6,025,727	3,751,036
Changes in non-cash working capital:
Decrease (increase) in accounts receivable	51,976	(185,404)	18,027	(287,467)
Decrease (increase) in inventory	274,787	117,391	(53,343)	470,402
Ginseng crop costs, net of deferred depreciation and amortization	(480,421)	(424,792)	(2,381,100)	(2,202,753)
Decrease (increase) in prepaid expenses	(19,073)	(37,801)	48,460	56,643
Decrease in accounts payable	(196,668)	(124,401)	(552,960)	(322,088)
Royalty amount payable	-	-	(999)	-
Cash provided by operating activities	2,844,089	241,502	3,103,812	1,465,773
Cash flows from financing activities:
Repayment of short-term borrowings	(715,000)	-	(385,000)	(545,000)
Reduction of capital lease obligations	(21,335)	(21,127)	(49,463)	(58,953)
Reduction of term debt	(343,500)	(80,000)	(665,550)	(312,944)
Issuance of common shares	-	-	3,000	-
Cash used in financing activities	(1,079,835)	(101,127)	(1,097,013)	(916,897)
Investing:
Purchase of capital assets, net of disposal proceeds	(93,112)	(68,841)	(286,709)	(122,847)
Net increase in cash	1,671,142	71,534	1,720,090	426,029
Cash at beginning of period	101,678	425,464	52,730	70,969
Cash at end of period	$ 1,772,820	$ 496,998	$ 1,772,820	$ 496,998

IMPERIAL GINSENG PRODUCTS LTD.

Consolidated Statements of Cash Flows (Continued)

(expressed in Canadian dollars)

(Unaudited - Prepared by Management)

	Three months ended March 31, 2004	Three months ended March 31, 2003	Nine months ended March 31, 2004	Nine months ended March 31, 2003

Non-cash investing and financing activities not included in cash flows:
Preferred shares converted to common shares	$ -	$ -	$ -	$ 731,935
Dividends and royalty accrued on preferred shares	(767,820)	786,853	763,655	2,371,963
Preferred share issue costs accrued	(32,367)	143,209	226,444	430,659
Capital asset purchases financed with capital lease	-	-	37,248	-

Supplemental cash flow information:
Interest paid	$ 75,561	$ 2,376	$ 155,724	$ 72,558

IMPERIAL GINSENG PRODUCTS LTD.

Consolidated Schedules of Ginseng Crop Costs

(expressed in Canadian dollars)

(Unaudited - Prepared by Management)

	Three months ended March 31, 2004	Three months ended March 31, 2003	Nine months ended March 31, 2004	Nine months ended March 31, 2003

Capital tax (recovery)	$ 6,895	$ 5,223	$ 13,894	$ (16,272)
Depreciation	76,754	76,579	238,014	230,373
Direct labour	211,420	156,587	1,247,977	1,149,276
Equipment rental	4,433	2,651	46,814	34,347
Fertilizers	(12,700)	8,740	191,701	144,849
Fuel	9,474	4,911	52,056	54,174
Hardware, supplies and small tools	3,178	2,305	31,648	38,303
Insurance	2,789	4,976	19,249	19,252
Land rental	179,141	181,841	395,013	388,061
Mulch	-	5,631	208,996	225,812
Office supplies and services	54,726	34,516	82,797	70,170
Rent	5,720	3,570	15,560	13,410
Repairs and maintenance	8,967	10,183	50,780	53,003
Telephone and utilities	5,020	3,058	14,126	14,585
Travel and automobile	1,358	600	10,489	13,783
	557,175	501,371	2,619,114	2,433,126

Balance, beginning of period	5,822,332	5,997,213	7,051,190	7,023,802
	6,379,507	6,498,584	9,670,304	9,456,928

Less amounts charged to cost of sales and inventory	(38,212)	-	(3,329,009)	(2,958,344)

Net crop costs, end of period	$ 6,341,295	$ 6,498,584	$ 6,341,295	$ 6,498,584

Comprised of:
Current portion expected to be harvested and marketed within one year	$ 2,400,000	$ 3,500 000	$ 2,400,000	$ 3,500,000
Balance expected to be harvested after one year	3,941,295	2,998,584	3,941,295	2,998,584

	$ 6,341,295	$ 6,498,584	$ 6,341,295	$ 6,498,584

1.

Interim Unaudited Financial Statements

These interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements and should be read in conjunction with the financial statements for the year ended June 30, 2003.

2.

Net income (loss) per share

Net loss per share is calculated by dividing net loss available to common shareholders, which includes preferred share dividends and royalty amount, by the weighted average number of shares outstanding.  The following table summarizes the calculation of basic and diluted earnings (loss) per share:

	Three months ended March 31, 2004	Three months ended March 31, 2003	Nine months ended March 31, 2004	Nine months ended March 31, 2003

Net income	$1,989,175	$365,693	$4,814,111	$1,087,577
Preferred share dividends and royalty amount	767,820	(786,853)	(763,655)	(2,371,963)
	$2,756,995	$(421,160)	$4,050,456	$(1,284,386)
Weighted average number of shares outstanding	12,524,517	11,625,484	12,524,517	11,625,484
Basic earnings (loss) per share	$0.22	$(0.04)	$0.32	$(0.11)
Weighted average number of shares outstanding	12,524,517	11,625,484	12,524,517	11,625,484
Effect of common share equivalents	12,714,566	-	12,714,566	-
	25,239,083	11,625,484	25,239,083	11,625,484
Diluted earnings (loss) per share	$0.11	$(0.04)	$0.16	$(0.11)

Preferred shares and bonds convertible to 13,934,425 common shares at March 31, 2003 were not included in the computation of diluted earnings (loss) per share at March 31, 2003 because their effect would be anti-dilutive.

3.

Capital stock

Authorized share capital:

100,000,000 Common Shares without par value

100,000,000 Class “A” Preferred shares with a par value of $1 each

100,000,000 Convertible Preferred shares without par value

      Issued and outstanding:

	March 31, 2004	June 30, 2003
Common shares (a)	$ 22,746,342	$ 22,641,042
Class “A” Preferred shares (b)	18,802,822	19,131,566
Unpaid dividends and royalties (c)	10,978,015	10,214,360
	$ 52,527,179	$ 51,986,968

(a)

Common Shares issued:

	Number of shares	Amount
Balance, June 30, 2001	2,816,794	$ 19,843,918
Preferred share conversions	4,332,121	2,012,689
Share for debt settlement	154,412	52,500
Balance, June 30, 2002	7,303,327	21,909,107
Preferred share conversions	5,107,495	731,935
Balance, June 30, 2003	12,410,822	22,641,042
Preferred share conversions	121,786	102,300
Exercise of employee stock option	50,000	3,000
Balance, March 31, 2004	12,582,608	$ 22,746,342

On September 8, 2003, a preferred shareholder converted 102,300 Class “A” preferred shares into 121,786 common shares at a price of $0.84 per share.

(b)

Preferred Shares issued:

	Number of shares	Amount
Balance, June 30, 2001	23,685,700	$ 22,326,326
Original principal amount of bonds converted	160,000	160,000
Unamortized bond discount of bonds converted	-	(10,000)
Conversion option attributable to bonds converted	-	29,148
Accrued interest on bonds converted	38,583	38,583
Total carrying value of bonds converted to preferred shares	198,583	217,731
Preferred share issue costs	-	(630,283)
Preferred shares issued in settlement of debt	536,283	536,283
Preferred shares converted to common shares	(2,012,689)	(2,012,689)
Balance, June 30, 2002	22,407,877	20,437,368
Preferred share issue costs	-	(573,867)
Preferred shares converted to common shares	(731,935)	(731,935)
Balance, June 30, 2003	21,675,942	19,131,566
Preferred share issue costs	-	(226,444)
Preferred shares converted to common shares	(102,300)	(102,300)
Balance, March 31, 2004	21,573,642	$ 18,802,822

(c)

Unpaid dividends and royalties:

Amount
Balance, June 30, 2000	$ 1,446,808
Cumulative dividends on preferred shares	2,207,439
Cumulative royalties on Royalty Participation Units	325,894
Balance, June 30, 2001	3,980,141
Cumulative dividends on preferred shares	2,863,271
Cumulative royalties on Royalty Participation Units	475,900
Balance, June 30, 2002	7,319,312
Cumulative dividends on preferred shares	2,722,309
Cumulative royalties on Royalty Participation Units	172,739
Balance, June 30, 2003	10,214,360
Cumulative dividends on preferred shares	1,803,195
Cumulative royalties on Royalty Participation Units	(1,039,540)
Balance, March 31, 2004	$ 10,978,015

4.

Related party transactions

During the period ended March 31, 2004, the following transactions with related parties occurred:

(a)

The Company has paid $194,500 (2003 - $184,500) to a management company with directors in common for office and administrative services.

(b)

The Company has been charged $351,357 (2003 - $407,700) by a management company with directors in common for annual asset management services for its preferred shares.  Included in accounts payable is $230,908 (2003 - $533,808) owing to the management company.

(c)

On October 14, 2003, the Company settled its debt of $823,897 owing to the management company (note 4(b)) as at September 30, 2003 with the assignment of its net equity in land and building owned pursuant to an undivided interest in a joint venture ginseng processing facility located in Kamloops, B.C.

(d)

The Company has paid $217,103 (2003 - $161,949) to companies controlled by a director of the Company for marketing and selling services related to the sale of the Company’s ginseng root.

(e)

A subsidiary of the Company sold its net equity in processing equipment owned pursuant to an undivided interest in a joint venture processing facility located in Kamloops, B.C. to companies with directors in common for proceeds of $182,000.

5.

Subsequent event

On April 5, 2004, in conjunction with the alteration of the rights and restrictions of the Company’s Class “A” Preference Shares, the Company issued notice and converted previously issued Class “A” Preference Shares into Convertible Preference Shares, Series “A”.  In addition, previously accrued and unpaid dividends to February 29, 2004 in respect of the Class “A” Preference Shares have also been converted into the Convertible Preference Shares, Series “A”.

Of the 21,573,641 Class “A” Preference Shares previously issued, 21,502,220 have been converted into 22,059,531 Convertible Preference Shares, Series “A”.  In addition, accrued and unpaid dividends in the amount of $10,315,037 have been converted into 10,315,037 Convertible Preference Shares, Series “A” and 18,236,536 Royalty Participation Units have been cancelled.

The Convertible Preference Shares, Series “A” are non-voting, convertible shares issued with a non-cumulative dividend rate of 12% issued at a par value of $1.00.  The Convertible Preference Shares, Series “A” are convertible into common shares of the Company at a price of $1.25 increasing by $0.25 on January 31, 2005 and by an additional $0.25 on January 31 of each subsequent year thereafter.

QUARTERLY AND YEAR END REPORT

BC FORM 51-901f

(previously Form 61)

Incorporated as part of:		Schedule A

	X	Schedule B & C

ISSUER DETAILS:

NAME OF ISSUER	Imperial Ginseng Products Ltd.

ISSUER ADDRESS	Suite 1601 - 650 West Georgia Street
P.O. Box 11549
Vancouver, BC
V6B 4N7

CONTACT PERSON	Hilary Madore

CONTACT POSITION	Vice President Finance

CONTACT TELEPHONE #	(604) 689-8863

CONTACT EMAIL	hilarym@imperialginseng.com

WEB SITE ADDRESS	N/A

FOR QUARTER ENDED	March 31, 2004

DATE OF REPORT	May 19, 2004

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS.  A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.  PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

HUGH CARTWRIGHT	“Hugh Cartwright”	2004/05/19
NAME OF DIRECTOR	SIGNED	DATE SIGNED (YY/MM/DD)

JAMES CHANG	“James Chang”	2004/05/19
NAME OF DIRECTOR	SIGNED	DATE SIGNED (YY/MM/DD)

IMPERIAL GINSENG PRODUCTS LTD.

Schedule B – Supplementary Information

Nine months ended March 31, 2004

1.

Analysis of expenses and deferred costs:

(a)

Deferred costs:

See Consolidated Schedules of Ginseng Crop Costs incorporated into Schedule A.

(b)

Cost of sales:

Ginseng root	$ 2,214,341
Drying and processing costs	711,736
Consumer products	99,595
$ 3,025,672

2.   Related party transactions:

See Consolidated Financial Statements – Note 4 incorporated into Schedule A.

3.

Summary of securities issued and options granted during the period:

       (a)

Securities issued during the period:

Date	Type of Issue	Number	Price	Total Cash Proceeds	Commission Paid	Agent’s Warrants Issued
Sept. 8/03	Common Shares	121,786	$0.84	Preferred share conversion	Nil	Nil
Nov. 27/03	Common Shares	50,000	$0.06	Exercise of employee stock option	Nil	Nil

       (b)

Options granted during the period:

There were no options granted during the period.

4.

Summary of securities as at March 31, 2004:

(a)

 Authorized share capital:

100,000,000 Common Shares without par value

100,000,000 Class “A” Preference Shares with a par value of $1 each

100,000,000 Convertible Preference Shares without par value

(b)

Shares issued and outstanding at March 31, 2004:

Issued and outstanding:	# of shares	Amount
Common shares	12,582,608	$ 22,746,342
Class “A” Preferred Shares	21,573,672	18,802,822
Unpaid dividends and royalties		10,978,015
		$ 52,527,179

See also Consolidated Financial Statements – Note 3 incorporated into Schedule A.

(c)

Summary of options, warrants and convertible securities outstanding at March 31, 2004:

Options	Amount	Exercise Price	Expiry Date
Employee incentive stock options	1,335,000	$0.06	May 22, 2008

Convertible Securities	Amount	Conversion Price	# of Common Shares
Class “A” Preferred Shares	21,573,642	$0.95 - $3.75	11,379,566

       (d)

Shares in escrow or subject to a pooling agreement:

There were no shares in escrow or subject to a pooling agreement.

       (e)

List of directors and officers:

Stephen P. McCoach	Director and Co-Chairman
Hugh R. Cartwright	Director and Co-Chairman
James S. Chang	Director and President
Joseph A. Rogers	Director
Maurice Levesque	Director
Dr. Aik Ping Eng	Director
Robert Geier	Vice President, Ontario Operations
Hilary Madore	Vice President, Finance

IMPERIAL GINSENG PRODUCTS LTD.

Schedule C – Management Discussion and Analysis

Nine months ended March 31, 2004

Description of Business

Imperial Ginseng Products Ltd. ("the Company") is incorporated under the Company Act of British Columbia.  The Company cultivates, processes, and markets North American Ginseng and Consumer Products in North America and Asia.

Results of Operations

For the nine-month period ended March 31, 2004, the Company reports revenues of $7,447,967 and net income of $4,844,111 or $0.32 per share.  This compares to revenues of $5,708,721 and net income of $1,087,577 or $0.11 loss per share for the same period in the prior year.

By January, 2004, the harvest and processing of ginseng root was mostly complete.  In total, the Company harvested 145 acres with production totalling approximately 364,000 pounds.  In addition, a further 12 acres was harvested during April, 2004.  By March 31, 2004, approximately 87% of the root had been sold.  Compared to the prior year, 132 acres were harvested with production totalling 335,169 pounds.  By March 31, 2003, approximately 88% of the root had been sold.  Also, in comparison to the prior year, root prices are approximately 25% higher that what was achieved for the same nine-month period.

Interest expense for the nine-month period ended March 31, 2004 is $288,185 less than the same period in the prior year due to settlement of term debt obligations during fiscal 2003 and the resulting decrease in interest accruals.

Legal and audit for the nine-month period ended March 31, 2004 is $18,665 greater than the same period in the prior year due to higher legal expenses incurred.

Marketing for the nine-month period ended March 31, 2004 is $71,349 greater than the same period in the prior year due to increased commission from higher sales revenue from root.

Rent for the nine-month period ended March 31, 2004 is $27,792 greater than the same period in the prior year due to the new retail store that was opened in May 2003.

During the nine-month period ended March 31, 2004 and 2003, certain assets at the Company’s British Columbia farm were disposed of resulting in gains as disposal proceeds were in excess of book value.

During the nine-month period ended March 31, 2004 and 2003, bonds were settled for amounts less than face value resulting in a gain being record for these transactions.  In addition, amounts previously accrued as interest payable, were reversed.

In addition, on October 14, 2003, the Company settled its accounts payable of $823,897 owing to a management company with directors in common as at September 30, 2003 with the assignment of its net equity in land and building owned pursuant to an undivided interest in a joint venture ginseng processing facility located in Kamloops, B.C.  As the net equity was approximately $175,000, a one-time gain in the amount of approximately $649,000 was recorded.

Financial Condition

Farm Operations:

During the second quarter of fiscal 2004, the Company completed its planting and harvesting activities with the exception of a spring 2004 harvest of 12 acres in British Columbia.  The Company planted 151 acres of ginseng at its Ontario farm and harvested a total of 145 acres between its British Columbia and Ontario farms.  As at March 31, 2004, the Company has 558 acres of ginseng under cultivation.

Related Party Transactions and Balances:

a) Management Company

During 1999, a management company with directors in common was requested to consult with and advise the Company with respect to restructuring its term debt obligations.  As a result, the management company was engaged to structure, package, market and administer new sales of and the conversion of term debt obligations to convertible Class “A” Preferred Shares.  The management company was compensated for such services by a one-time service charge of 6% of the face value of Convertible Bonds or Preferred Shares issued either by way of term debt converted to Preferred Shares or through the issue of Preferred Shares by way of private placements and an annual asset management service charge of 2.5%.  This annual asset management fee was re-negotiated and reduced to 2% commencing October 1, 2003.  For the nine-month period ended March 31, 2004, the Company was charged $nil and $351,359, respectively for these services.  On March 31, 2004, $230,908 is owing to this management company and is included in accounts payable.  The amount is due on demand, unsecured and non-interest bearing.

On October 14, 2003, the Company settled its debt of $823,897 owing to the management company as at September 30, 2003 with the assignment of its net equity in land and building owned pursuant to an undivided interest in a joint venture ginseng processing facility located in Kamloops, B.C.

In addition, the management company provides administrative and office services and the Company was charged $145,875, $15,560, and $33,065 for salaries, rent, and office services, respectively.

On January 16, 2004, the Board of Directors of the Company approved, subject to regulatory approval, a contract between the Company and a management company with directors in common to restructure and obtain a TSX Venture listing of the Company’s Class “A” Preferred Shares.

The management company is to be paid a one-time fee of 2.0% of the total value of preferred shares restructured and listed on the TSX Venture Exchange, net of all applicable fees incurred for legal, accounting, taxation, and advisory services paid directly by the Company.  The management company agreed to accept common shares of the Company for up to 80% of the aggregate amount of the restructuring fee as full consideration for services rendered.

Investor Relations:

The Company currently has no agreements in place for which investor services are provided.

Financing Activities

During the period the Company determined that it was required to continue to suspend payment of dividends on its Class “A” Preferred Shares and interest on all of its previously issued convertible bonds.  As at March 31, 2004 cumulative unpaid dividends and interest in arrears are $10,610,438 and $104,000, respectively.

During the nine-month period ended March 31, 2004, the Company negotiated and settled $717,500 of term-debt, and realized a gain on settlement of the term-debt of $51,950.  In addition, $316,057 previously accrued as interest expense was reversed.

Liquidity and Financial Position

As at March 31, 2004, the Company had total assets of $10,628,422 as compared with $9,016,001 at June 30, 2003.  This increase is primarily due to the increase in cash from revenues.  In addition, processing expenditures incurred are allocated to inventory until such time as the inventory is sold.

Working capital increased from negative $277,832 on June 30, 2003 to $4,840,240 on March 31, 2004 and the current ratio increased from 0.92 on June 30, 2003 to 7.88 on March 31, 2004.  This improvement is due to the increase in cash and inventory available for sale, and the settlement of term debt and accounts payable.

Total term debt, net of discount, decreased from $833,290 on June 30, 2003 to $127,000 on March 31, 2004 due to bond settlements.

Subsequent Events

In conjunction with altering the rights and restrictions of the Company’s Class “A” Preference Shares, the Company issued notice and converted previously issued Class “A” Preference Shares into Convertible Preference Shares, Series “A”.  In addition, previously accrued and unpaid dividends in respect of the Class “A” Preference Shares have also been converted into the Convertible Preference Shares, Series “A”.

Of the 21,573,641 Class “A” Preference Shares previously issued, 21,502,220 have been converted into 22,059,531 Convertible Preference Shares, Series “A”.  In addition, accrued and unpaid dividends in the amount of $10,315,037 have been converted into 10,315,037 Convertible Preference Shares, Series “A” and 18,236,536 Royalty Participation Units have been cancelled.

The Convertible Preference Shares, Series “A” are non-voting, convertible shares issued with a non-cumulative dividend rate of 12% issued at a par value of $1.00.  The Convertible Preference Shares, Series “A” are convertible into common shares of the Company at a price of $1.25 increasing by $0.25 on January 31, 2005 and by an additional $0.25 on January 31 of each subsequent year thereafter.

P.O. Box 11549, Suite 1601 - 650 West Georgia Street, Vancouver, BC, Canada, V6B 4N7

Telephone: (604) 689-8863 - Facsimile: (604) 689-8892

May 26, 2004

B.C. Securities Commission

Suite 200, 865 Hornby Street

Vancouver, BC

V6Z 2H4

Dear Sirs:

Re:

Sedar Filing - Imperial Ginseng Products Ltd. Interim Financial Statements for the three and nine-month periods ended March 31, 2004

Including in this electronic filing is Imperial Ginseng Products Ltd.’s Quarterly and Year-End Report Form 51-901F with Schedule’s A, B and C for the three and nine-month periods ended March 31, 2004.

We confirm that on Wednesday, May 26th, 2004 the attached materials were mailed to those shareholders requesting it.

Please call should you have any questions or require any additional information.

Sincerely,

IMPERIAL GINSENG PRODUCTS LTD.

“Hilary Madore”

Hilary S.A. Madore, CMA

Vice President, Finance

/hm

Attachments

Form 52-109FT2 - Certification of Interim Filings during Transition Period

I, James Chang, President and Chief Executive Officer of Imperial Ginseng Products Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Imperial Ginseng Products Ltd., (the issuer) for the interim period ending March 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

May 19, 2004

“James Chang”

James S. Chang, MA, MBA, CPA

President and Chief Executive Officer

Form 52-109FT2 - Certification of Interim Filings during Transition Period

I, Hilary Madore, Vice President of Finance of Imperial Ginseng Products Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Imperial Ginseng Products Ltd., (the issuer) for the interim period ending March 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

May 19, 2004

“Hilary Madore”

Hilary S.A. Madore, CMA

Vice President Finance

Imperial Ginseng Products Ltd. Suite 1601 - 650 West Georgia Street Vancouver, British Columbia Canada V6B 4N7 Tel.: (604) 689-8863 Fax: (604) 689-8892 TSX Venture Exchange: IGP NASD OTC Board: IGPFF

May 26, 2004

PRESS RELEASE

Imperial Ginseng Products Ltd. Reports 3rd Quarter 2004 Fiscal Year Results and Grants Incentive Stock Options

VANCOUVER, BRITISH COLUMBIA – For the three and nine-month periods ended on March 31, 2004, Imperial Ginseng Products Ltd. (the “Company”) reports revenues of $3.6 million and $7.4 million, respectively, and net income of $2.0 million or $0.22 per share and $4.8 million or $0.32 per share per share, respectively.  This compares to revenues of $1.3 million and $5.7 million, and net income of $0.4 million or $0.04 loss per share and $1.0 million or $0.11 loss per share, respectively, for the same periods in the prior year.  Comparative figures for revenue, net loss and loss per share are as follows:

	Three months ended March 31, 2004	Three months ended March 31, 2003	Nine months ended March 31, 2004	Nine months ended March 31, 2003
Revenue	$3.6	$1.3	$7.4	$5.7
Cost of sales	1.7	0.7	3.0	4.2
Gross profit	1.9	0.6	4.4	1.5
G & A expenses	0.3	0.4	0.9	1.1
Gain on disposal of capital assets and debt and accounts payable settlements	0.4	0.2	1.3	0.6
Net income	$2.0	$0.4	$4.8	$1.0

Net income (loss) per share – basic	$ 0.22	$ (0.04)	$ 0.32	$ (0.11)
Weighted average shares outstanding	12,524,517	11,625,484	12,524,517	11,625,484

Net income (loss) per share – diluted	$ 0.11	$ (0.04)	$ 0.16	$ (0.11)
Weighted average shares outstanding	25,239,083	11,625,484	25,239,083	11,625,484

By the end of the third quarter of fiscal 2004, the Company had virtually completed its harvest of 157 acres of ginseng and produced a total of approximately 399,000 pounds of ginseng, compared to a harvest of 132 acres of ginseng with total production of approximately 335,000 in the prior year.   At the time of this news release, approximately 90% of the ginseng harvested has been sold.  The average ginseng price realized by the Company for the nine-month period ended on March 31, 2004 was approximately $22 per pound, compared $15 per pound during the same period in the prior year.

Gross margin increased to $1.9 million and $4.4 million for the three and nine-month periods ended on March 31, 2004, from $0.6 million and $1.5 million for the three and nine-month periods ended in the prior year, due mainly to the increase in the world ginseng prices and the prior year’s write down of the crop cost of the Company’s farm operation in British Columbia. General and administrative expenses decreased to $0.3 million and $0.9 million for the three and nine-month periods ended on March 31, 2004, from $0.4 million and $1.1 million for the three and nine-month periods ended in the prior year, due mainly to lower debt servicing charges.

The Company also realized gains on disposal of assets and settlement of debt of $0.4 million and $1.3 million for the three and nine-month periods ended on March 31, 2004.  These gains on disposal of assets and settlement of debt are not expected to re-occur in future years.

The Company also announces that it has granted incentive stock options entitling certain directors and officers of the Company to purchase 1,097,000 common shares at $0.30 per share, exercisable in whole or in part on or before May 26, 2009.

These options are granted pursuant to the Company’s Stock Option Plan, which received shareholder approval on December 12, 2002, and regulatory approval on May 22, 2003. The Stock Option Plan allows the Company to grant options for the purchase of up to 2,482,164 common shares of the Company.

This press release may contain forward-looking statements that reflect the Company’s current expectation regarding future events.  The forward-looking statements involve risks and uncertainties.  Actual events could differ materially from those projected herein and depend on a number of factors including, but not limited to the success of the Company’s horticultural operations and the strength of the economies and currencies of Asian countries.  Investors should consult the Company’s ongoing quarterly filings, annual reports and Form 20-F for additional information on risks and uncertainties relating to the forward-looking statements.  The corporation disclaims any obligations to update these forward-looking statements.

ON BEHALF OF THE BOARD OF DIRECTORS OF

IMPERIAL GINSENG PRODUCTS LTD.

“James Chang”

James S. Chang, MA, MBA, CPA

President and Chief Executive Officer

For additional information, contact:

Imperial Ginseng Products Ltd.

Tel:  (604) 689-8863

Fax: (604) 689-8892

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

This is the form of a material change report required under section 85(1) of the Securities Act (British Columbia) and section 151 of the Securities Rules.

BC FORM 53 – 901F

(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1:

Reporting Issuer

Imperial Ginseng Products Ltd. (the “Company”)

Item 2:

Date of Material Change

May 26, 2004

Item 3:

Press Release

CCN Matthews	May 26, 2004
SEDAR	May 26, 2004
Canada Stock Watch	May 26, 2004
Market News Publishing Inc.	May 26, 2004
NASDAQ (US)	May 26, 2004

Item 4.

Summary of Material Change

Imperial Ginseng Products Ltd. (the “Company”) has granted incentive stock options for the purchase of 1,097,000 of its common shares.

Item 5.

Full Description of Material Change

The Company has granted incentive stock options entitling certain directors and officers of the Company to purchase 1,097,000 common shares at $0.30 per share, exercisable in whole or in part on or before May 26, 2009.

These options are granted pursuant to the Company’s Stock Option Plan, which received shareholder approval on December 12, 2002, and regulatory approval on May 22, 2003. The Stock Option Plan allows the Company to grant options for the purchase of up to 2,482,164 common shares of the Company.

Item 6.

Reliance on section 85(2) of the Act

Not Applicable.

Item 7.

Omitted Information

Not Applicable.

Item 8.

Senior Officers

Name:

James Chang

Title:

President and Chief Executive Officer

Phone No.:

(604) 689-8863

Name:

Stephen P. McCoach

Title:

Co-Chairman

Phone No.:

(604) 689-8863

Name:

Hugh R. Cartwright

Title:

Co-Chairman

Phone No.:

(604) 689-8863

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

May 26, 2004

“James Chang”

Date

Signature

James S. Chang

Name of Officer

President & Chief Executive Officer

Title of Officer

Vancouver, British Columbia

Place